Exhibit 99.1

Medigus Ltd. Issues CEO Letter to its Shareholders

OMER, Israel, June 14, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today released a letter to its shareholders from its Chief Executive Officer, Mr. Liron Carmel.

Dear Shareholder,

Medigus’ mission has always been the advancement of innovative technologies, however beginning two years ago we initiated an in-depth review of the Company, and after a thorough review of our successes, failures, strengths and weakness, as well as a critical look at our product portfolio, we made some important discoveries.

We discovered that our abilities to navigate the path from proven concept to commercialization is where we may provide real value to our partners.

We also recognized that partnering with later stage companies is an inefficient use of our resources. Therefore, going forward, we will seek to grow opportunities with shorter timeline horizons, and once the defined objectives have been achieved, we will seek a strategic partner to help us take them to the next stage, or spin the business off as a separate entity.

Finally, while we remain technology oriented, we have broadened our market focus to include sectors that have shorter go-to-market pathways. We believe that our diversified activities have attracted a broader investor pool, and with greater access to capital, we are able to pursue additional opportunities, potentially accelerating our growth.

I believe this new model represents the sweet spot for our skill set and allows us to generate the greatest value for our stakeholders. It enables us to handle several projects at once rather than committing all our assets to single, larger scale projects. It also provides us with greater flexibility in allocating capital, and the ability to act quickly on time sensitive opportunities.

Since implementing these changes, we have pursued several opportunities that we believe will result in significant return to our shareholders. Consistent with our revised strategy, the work we have done with ScoutCam and Muse™ is as follows:

ScoutCam

Leveraging successful projects in the aerospace (NASA), nuclear (Westinghhouse) and automotive (Rolls Royce) sectors, Scoutcam is working to establish a dedicated industrial salesforce. To facilitate the shift to broad scale commercialization, we established ScoutCam Ltd., a private Israeli subsidiary, and executed a stock exchange and transferred the related technology and activity to ScoutCam Inc. (OTCQB: SCTC), an entity in which we own approximately 28.06% today. As of today, ScoutCam Inc. is traded at a market value of approximately $66 million.

The MUSE System

We continue to seek opportunities to sell or license the MUSE™ technology to parties with dedicated marketing capabilities, as we already accomplished with the 2019 licensing and sale agreement with Golden Grand in greater China in consideration for $3 million, subject to certain milestones.

Current Activities

We continued our interest in the medical segment under the new strategy as well as other tech-heavy sectors, including ecommerce, digital marketing, and e-transportation. Each of these segments have proven business models within preliminary markets, and we will continue to help management prepare for large scale commercialization. The following is an overview of our activities and our expectations going forward; for more detail on any of these projects, please visit our website where you can also view all press releases and our filings with the U.S. Securities and Exchange Commission.

Medical

Polyrizon Ltd. develops highly differentiated biological gels that protect patients against biological threats and external pathogens. We intend to pursue a pre-clinical trial to examine its bio-gel efficacy to protect against coronavirus infection. As of today, we hold approximately 33.24% of Polyrizon’s share capital.

E-Commerce

Gix Internet Ltd. (TASE: GIX), and its subsidiary, Linkury Ltd., develops proprietary software solutions that automate, optimize and monetize online campaigns for the internet. Linkury is expanding its focus to include products for mobile applications, advertising and digital media. We currently hold approximately 24.99% of Gix’s shares and 4.04% of its subsidiary, Linkury Ltd. As of today, Gix’s market capitalization is approximately $17 million. Recently Gix announced that its subsidiary, Linkury Ltd., entered into a Non-binding MOU related to the acquisition of a leading company in the field of online advertising, which owns a leading content brand in various fields that receives millions of daily exposures.

Eventer Technologies Ltd. created and operates an online event management plugin and ticketing platform for the creation, management, promotion, ticketing and billing of live and online events. Eventer’s systems offer and enable advanced, user-friendly solutions for online events such as online concerts, enterprise events and online conferences, in addition to management and ticket sales for events carried out in offline venues. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events. In February 2021, Eventer signed a commercial licensing agreement with the virtual entertainment and event technology company, Screenz Cross Media Ltd. Eventer is primarily working with customers in Israel, and we aim to expand Eventer’s presence in the U.S. as well. Recently, Eventer filed its first public prospectus draft for the initial public offering (IPO) of its shares on the Tel Aviv Stock Exchange (TASE). We currently own approximately 47.69% of Eventer shares and, based on Eventer’s valuation at its prior private placement closed in April 2021, our shares were valued at approximately $6 million.

Jeff’s Brands Ltd., and its subsidiaries Smart Repair Pro, Purex and Top Rank, leverage proprietary artificial intelligence (AI) and machine learning to analyze sales data and patterns within the multi-billion dollar Amazon marketplace to identify stores, niches and products with demonstrated growth potential to maximize sales within their Fulfillment By Amazon (FBA) shops. Smart Repair was recently approved for operation in Germany and expects approval in the UK, France, Spain, Italy and Australia in short order. To date, we invested approximately $5.4 million in Jeff’s Brands and hold 50.1% of its shares. During the first quarter of 2021, Jeff’s Brands have purchased the assets of a leading fitness toys brand in its category on the Amazon Marketplace and two additional brands operating on Amazon Marketplace, in a total amount of $4.7 million.

E-Vehicles

Charging Robotics Ltd. is a wholly-owned subsidiary of Medigus, incorporated to develop and commercialize on-demand autonomous charging system to be used anywhere, anytime. The wireless charging system being developed is intended to have self-aligning capabilities to electric vehicle battery chargers. The autonomous Wireless Power Transfer (WPT) technology, once developed, is intended to seamlessly and efficiently charge the vehicle upon demand, it will carry the Wireless Power Transfer from a charging station or charging truck, to a customer’s vehicle that needs electric charging. Charging Robotics owns IP and know-how including a provisional patent for a robotic charging pad for wireless charging of electric vehicles.

In March 2021, Charging Robotics signed a non-binding MOU with Global Automax Ltd., an Israeli vehicle importer for an exclusive distribution in Israel and Greece. Global Automax will market the wireless robotic charging pad for electric vehicles, once developed by Charging Robotics as an exclusive distributor in Israel and Greece. In addition, Charging Robotics completed a first technological milestone in the proof of concept of its autonomous robotic charging pad for wireless charging of electric vehicles.

Revoltz, a joint venture incorporated by Charging Robotics and other partners, was created to develop and commercialize three micro mobility electric vehicles for urban individual use and “last mile” cargo delivery.

Looking Ahead

We believe that our approach will change the measure of our success in the near term, from the traditional fundamental review to the intrinsic value of our activities. We believe our actions will improve the value of our existing activities, and I am confident that this trend will continue as we continue to build and grow our Company.

I hope that I have conveyed what I believe is the Company’s considerable potential. I believe that Medigus is well positioned to generate real growth for you, our shareholders, as well as our business partners. We have a highly experienced management team and activity in over 9 businesses of which 3 are currently public companies traded on the TASE and the OTC Market. We also have over 18 patents registered in our portfolio around the world, approximately $27 million in cash on our balance sheet as of today, and no debt other than commitments of the ordinary course of business.

We appreciate your continued support through this journey and look forward to sharing more good news with you in the future.

Sincerely yours,

Liron Carmel

Cautionary Note Regarding Forward Looking Statements

This letter may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus is using forward looking statements when it discusses its future growth strategy and the expected benefits of such strategy for the Company and its stakeholders, the future planned activities of our subsidiaries, the belief that its actions will improve the value of our existing activities and the belief that it has considerable potential and that it is positioned to generate real growth. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this letter should be deemed to be medical or other advice of any kind.

Investor Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

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